UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                           (Amendment No. 14)*

                        RAINING DATA CORPORATION
                        ------------------------
                            (Name of Issuer)

                      Common Stock, $.10 par value
                      ----------------------------
                     (Title of Class of Securities)

                                096434105
                                ---------
                             (CUSIP Number)

                 Ann E. Carey, Business Legal Assistant
            c/o Howard Rice Nemerovski Canady Falk & Rabkin,
                       A Professional Corporation
                   Three Embarcadero Center, Suite 700
                      San Francisco, CA  94111-4024
                              415.434.1600
                              ------------
       (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                              April 4, 2006
                              -------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.  Names of Reporting Persons.           ASTORIA CAPITAL PARTNERS, L.P.

    I.R.S. Identification Nos. of above persons               94-3160631
    (entities only).

2.  Check the Appropriate Box if a Member of a Group           (a)   [ ]
    (See Instructions)
                                                               (b)   [ ]
3.  SEC Use Only

4.  Source of Funds (See Instructions)                                OO

5.  Check if Disclosure of Legal Proceedings Is Required             [ ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                      California

Number of     7.    Sole Voting Power                         14,565,581
Shares
Beneficially  8.    Shared Voting Power                                0
Owned by
Each          9.    Sole Dispositive Power                    14,565,581
Reporting
Person With   10.   Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each               14,565,581
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain       [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)             58.6%

14. Type of Reporting Person (See Instructions)                       PN

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1.  Names of Reporting Persons.         ASTORIA CAPITAL MANAGEMENT, INC.

    I.R.S. Identification Nos. of above persons               94-3143169
    (entities only).

2.  Check the Appropriate Box if a Member of a Group           (a)   [ ]
    (See Instructions)
                                                               (b)   [ ]
3.  SEC Use Only

4.  Source of Funds (See Instructions)                                OO

5.  Check if Disclosure of Legal Proceedings Is Required             [ ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                      California

Number of     7.    Sole Voting Power                         14,630,181
Shares
Beneficially  8.    Shared Voting Power                                0
Owned by
Each          9.    Sole Dispositive Power                    14,630,181
Reporting
Person With   10.   Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each               14,630,181
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain       [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)             58.9%

14. Type of Reporting Person (See Instructions)                   CO, IA

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1.  Names of Reporting Persons.                           RICHARD W. KOE

    I.R.S. Identification Nos. of above persons
    (entities only).

2.  Check the Appropriate Box if a Member of a Group           (a)   [ ]
    (See Instructions)
                                                               (b)   [ ]
3.  SEC Use Only

4.  Source of Funds (See Instructions)                                OO

5.  Check if Disclosure of Legal Proceedings Is Required             [ ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                   United States

Number of     7.    Sole Voting Power                         14,630,181
Shares
Beneficially  8.    Shared Voting Power                                0
Owned by
Each          9.    Sole Dispositive Power                    14,630,181
Reporting
Person With   10.   Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each               14,630,181
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain       [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)             58.9%

14. Type of Reporting Person (See Instructions)                   IN, HC

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Item 1. Security and Issuer

    This Schedule 13D ("Schedule") relates to shares of common stock, with par value $.10 (the "Common Stock"), of Raining Data Corporation (the "Issuer"). The principal executive office of the Issuer is 25A Technology Drive, Irvine, CA 92618

Item 2. Identity and Background

    This Schedule is filed on behalf of Astoria Capital Partners, L.P. ("Astoria"), Astoria Capital Management, Inc. ("ACM") and Richard W. Koe ("Koe").

    The principal business address of each reporting person is 1675 S.W. Marlow Avenue, Suite 315, Portland, OR 97225.

    Astoria is an investment limited partnership, whose general partners are ACM and Koe. ACM is an investment adviser registered as such with the SEC. Koe is ACM's president and sole shareholder.

    None of Astoria, ACM nor Koe has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

    None of Astoria, ACM nor Koe has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Astoria is a California limited partnership, ACM is a California corporation and Koe is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

    Astoria held a 5% Convertible Subordinated Note Due 2008 issued to Astoria by the Issuer on January 30, 2003 and amended on December 14, 2004 which was convertible into shares of Common Stock at a conversion price of $5.00 per share (the "Old Note"). Effective October 1, 2005, Astoria received an Amended and Restated 5% Convertible Subordinated Note Due 2008 in the principal amount of $20,749,581 (the "New Note") as a replacement for the Old Note. Interest on the New Note is payable quarterly and may be paid, at the Issuer's option, in notes in substantially the same form as the Old Note (the "PIK Notes"). On April 4, 2006, the total amount payable under the New Note and all outstanding PIK Notes was $21,270,124, which amount is convertible into 4,254,024 shares of Common Stock at a conversion price of $5.00 per share.

Item 4. Purpose of Transaction

    The acquisitions of Common Stock described in Item 5(c) were made for investment purposes.

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    Koe is the Chairman of the Issuer's Board of Directors.

    Except as described herein, the reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:

    (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

    (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e) Any material change in the present capitalization or dividend policy of the Issuer;

    (f) Any other material change in the Issuer's business or corporate structure;

    (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j) Any action similar to those enumerated above.

    Depending upon market conditions and other factors, the reporting persons may acquire additional securities of the Issuer or alternatively, may dispose of some or all of the securities of the Issuer beneficially owned by them.

Item 5. Interest in Securities of the Issuer

    (a) Astoria owns 10,311,556 shares of Common Stock. Astoria also holds the New Note which has a stated principal amount of $20,749,581, but including interest is payable in the amount of $21,270,124, which is convertible into 4,254,024 shares of Common Stock at a conversion price of $5.00 per share. Assuming the conversion of the New Note, the percentage of Common Stock beneficially owned by Astoria is 58.6%.

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    In addition to the securities beneficially owned through Astoria, ACM and Koe beneficially own 64,600 shares of Common Stock through an investment fund managed by ACM. The percentage of Common Stock beneficially owned by each of ACM and Koe is 58.9%.

    The calculation of percentage of beneficial ownership in item 13 of pages 2, 3 and 4 was derived from the Issuer's Form 10-QSB filed with the Securities and Exchange Commission on February 9, 2006, in which the Issuer stated that the number of shares of Common Stock outstanding as of December 31, 2005 was 20,599,003.

    (b) Reference is made hereby to Items 7 to 11 and 13 of pages 2, 3 and 4 of this Schedule, which Items are incorporated herein by reference.

    (c) On April 4, 2006, with Astoria's agreement, the Issuer in lieu of paying interest on the New Note or issuing PIK Notes in lieu of paying interest increased the principal amount of the New Note by $259,040.

    (d) The amount of Common Stock reported in this Schedule as beneficially owned by ACM and Koe includes 64,600 shares owned by an investment fund (other than Astoria) managed by ACM. This investment fund has the right to receive dividends paid on such Common Stock.

    (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    Effective October 1, 2005, Astoria received the New Note, which has a stated principal amount of $20,749,581, as a replacement for the Old Note, which had a stated principal amount of $21,630,094.63. As noted in
Item 3 above, the total amount payable under the New Note and all outstanding PIK Notes as of April 4, 2006, was $21,270,124, which amount is convertible into 4,254,024 shares of Common Stock at a purchase price of $5.00 per share. The New Note reflects the disposition of a portion of the Old Note to two limited partners and includes the increase in the principal amount in lieu of receipt of PIK Notes.

Item 7. Material to Be Filed as Exhibits

    No. Exhibit

    1.  Agreement Regarding Joint Filing of Statement on Schedule 13D or
13G.

    2. Note and Warrant Purchase Agreement dated as of November 30, 2000 by and between the Issuer and Astoria (included as Exhibit 4.2 to the Issuer's Form 10-QSB filed with the Commission on February 14, 2001 and incorporated herein by reference)

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    3.  Common Stock Purchase Warrant issued by the Issuer to Astoria, dated April 1, 2004, originally issued November 30, 2000 and adjusted on April 1, 2003 and April 1, 2004 (included as Exhibit 4.9 to the Issuer's Form 10-KSB filed with the Commission on June 29, 2004 and incorporated herein by reference)

    4. Common Stock Purchase Agreement - Cash Purchase dated as of December 4, 2000 between the Issuer and Astoria, (included as Exhibit 4.1 to the Issuer's Form 8-K/A filed with the Commission on June 21, 2001 and incorporated herein by reference)

    5.  Common Stock Purchase Agreement - PickAx Note dated as of
December 4, 2000 between the Issuer and Astoria, dated as of December 4, 2000 (included as Exhibit 4.2 to the Issuer's Form 8-K/A filed with the Commission on June 21, 2001 and incorporated herein by reference)

    6. Common Stock Purchase Agreement dated as of September 27, 2001 between the Issuer and Astoria as amended on April 3, 2002 (included as Exhibit 4.2 to the Issuer's Form 10-QSB filed with the Commission August 13, 2002 and incorporated herein by reference)

    7. Note Exchange Agreement, dated as of January 30, 2003, between Astoria and the Issuer (included as Exhibit 4.1 to the Issuer's Form 8-K filed with the Commission on January 30, 2003 and incorporated herein by reference)

    8. 5% Convertible Subordinated Note Due 2008 between the Issuer and Astoria, dated January 30, 2003 (included as Exhibit 4.2 to the Issuer's Form 8-K filed with the Commission on January 30, 2003 and incorporated herein by reference).

    9. Form of Payment in Kind Note, as referenced in the 5% Convertible Subordinated Note, between the Issuer and Astoria (included as Exhibit
4.8 to the Issuer's Form 10-KSB filed with the Commission on June 6, 2003 and incorporated herein by reference).

    10. Amended and Restated 5% Convertible Subordinated Note Due 2008 between the Issuer and Astoria, Originally Issued January 30, 2003, Modified per Letter Agreement dated December 14, 2004 and amended December 30, 2004, dated October 1, 2005 (included as Exhibit 10 to Astoria's and Koe's Schedule 13D/A No. 13 filed with the Commission on November 7, 2005 and incorporated herein by reference).

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                                Signature

    After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date  April 19, 2006

                                       /s/ Richard W. Koe
                                       ------------------
                                       Signature
                                       Print Name  RICHARD W. KOE


ASTORIA CAPITAL PARTNERS L.P.          ASTORIA CAPITAL MANAGEMENT, INC.
By:  Astoria Capital Management,
     Inc., its General Partner


By:  /s/ Richard W. Koe                By:  /s/ Richard W. Koe
     ------------------                     ------------------
     Print Name  Richard W. Koe             Print Name  Richard W. Koe
     Title       President                  Title       President

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                              EXHIBITS LIST

Exhibit 1  Agreement Regarding Joint Filing of Statement on
           Schedule 13D or 13G

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                                EXHIBIT 1

                   AGREEMENT REGARDING JOINT FILING OF
                    STATEMENT ON SCHEDULE 13D OR 13G


    The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or
Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Raining Data Corporation. For that purpose, the undersigned hereby constitute and appoint Richard W. Koe as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.


Date  April 19, 2006

                                       /s/ Richard W. Koe
                                       ------------------
                                       Signature
                                       Print Name  RICHARD W. KOE


ASTORIA CAPITAL PARTNERS L.P.          ASTORIA CAPITAL MANAGEMENT, INC.
By:  Astoria Capital Management,
     Inc., its General Partner


By:  /s/ Richard W. Koe                By:  /s/ Richard W. Koe
     ------------------                     ------------------
     Print Name  Richard W. Koe             Print Name  Richard W. Koe
     Title       President                  Title       President